SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Seacoast Banking Corporation of Florida

(Name of Issuer)

Common Stock, Par Value $0.10

(Title of Class of Securities)

811707801
(CUSIP Number)

Matthew Lindenbaum
Basswood Capital Management, L.L.C.
645 Madison Avenue, 10th Floor
New York, NY 10022
(212) 521-9500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

May 9, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811707801			Page 2 of 18 Pages
1		NAME OF REPORTING PERSON Basswood Capital Management, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,112,499 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,112,499 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,112,499 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.87%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 811707801			Page 3 of 18 Pages
1		NAME OF REPORTING PERSON Basswood Partners, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 547,529 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 547,529 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 547,529 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.26%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 811707801			Page 4 of 18 Pages
1		NAME OF REPORTING PERSON Basswood Enhanced Long Short GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 953,147 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 953,147 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 953,147 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.20%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 811707801			Page 5 of 18 Pages
1		NAME OF REPORTING PERSON Basswood Financial Fund, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 205,397 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 205,397 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,397 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.47%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 811707801			Page 6 of 18 Pages
1		NAME OF REPORTING PERSON Basswood Financial Fund, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 99,792 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 99,792 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,792 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.23%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 811707801			Page 7 of 18 Pages
1		NAME OF REPORTING PERSON Basswood Financial Long Only Fund, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,703 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,703 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,703 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 811707801	Page 8 of 18 Pages
1	NAME OF REPORTING PERSON Basswood Enhanced Long Short Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 953,147 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 953,147 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 953,147 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.20%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 811707801			Page 9 of 18 Pages
1		NAME OF REPORTING PERSON Basswood Opportunity Partners, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 305,429 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 305,429 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,429 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.70%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 811707801	Page 10 of 18 Pages
1	NAME OF REPORTING PERSON Basswood Opportunity Fund, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 172,540 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 172,540 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 172,540 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.40%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 811707801			Page 11 of 18 Pages
1		NAME OF REPORTING PERSON Matthew Lindenbaum
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,112,499 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,112,499 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,112,499 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.87%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 811707801			Page 12 of 18 Pages
1		NAME OF REPORTING PERSON Bennett Lindenbaum
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,112,499 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,112,499 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,112,499 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.87%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is being filed with respect to the common stock, par value $0.10 per share (the “Common Stock”), of Seacoast Banking Corporation of Florida, a Florida corporation (the “Issuer”), to amend the Schedule 13D filed on March 21, 2016 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed on March 25, 2016 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on July 28, 2016 (“Amendment No. 2”) and Amendment No. 3 to Schedule 13D filed on December 13, 2016 (“Amendment No. 3”) (the Original 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4, the “Schedule 13D”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

This Amendment No. 4 is being filed to reflect a change in the Reporting Persons’ aggregate beneficial ownership of more than 1% of the Common Stock that resulted from an increase in the number of shares of Common Stock outstanding.  Such increase in the shares of Common Stock was first reported by the Issuer in its Quarterly Report on Form 10-Q, filed on May 9, 2017, which reflected 40,715,938 shares of Common Stock outstanding as of March 31, 2017. In addition, this Amendment No. 4 reports a reduction of the Reporting Persons’ aggregate beneficial ownership to less than 5% as a result of a subsequently reported increase in the number of shares of Common Stock outstanding.

Item 4.   Purpose of Transaction.

As agreed in the Amendment to the Observer Rights Agreement, the Observer Rights Agreement may be terminated following November 30, 2016, by either the Issuer or Matthew Lindenbaum.  The Observer Rights Agreement remains in effect, with Mr. Lindenbaum continuing as a board observer, and Mr. Lindenbaum has no current plan to terminate the Observer Rights Agreement.
Item 5.   Interest in Securities of the Issuer
Item 5(a) is hereby amended to reflect the following:
(a) The beneficial ownership percentages in this Schedule 13D are calculated based upon 43,411,260 shares of Common Stock outstanding as of April 30, 2017. Subsequent to the May 9th filing of its Quarterly Report on Form 10-Q, on May 24, 2017, the Issuer filed a Form 8-K announcing that it had entered into an Agreement and Plan of Merger, dated May 18, 2017, by and among the Issuer, Seacoast National Bank, NorthStar Banking Corporation and NorthStar Bank (the “NorthStar Merger Agreement”). The NorthStar Merger Agreement, filed as Exhibit 2.1 to the aforementioned Form 8-K, contains a representation made by the Issuer that it had 43,411,260 shares of Common Stock outstanding as of April 30, 2017. As a result, none of the Reporting Persons owned more than 5% of the Common Stock outstanding as of April 30, 2017.
5(c) is hereby supplemented by adding the following
(c) During the period beginning sixty days prior to the date on which the Form 10-Q was filed and ending on the date hereof, the Reporting Persons effected the transactions in the Common Stock that are listed on Annex I hereto, all of which were transactions in the open market, and per share prices include any commissions paid in connection with such transactions.
Item 5(e) is hereby amended to reflect the following:
(e) As reported in Item 5(a), the Reporting Persons have ceased to be the beneficial owners of more than 5% of the outstanding Common Stock.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
In addition to the 305,429 shares of Common Stock reported herein as beneficially owned by Basswood Opportunity Partners, LP (“BOP”), BOP established a short position of 113,418 shares of Common Stock by borrowing and selling 113,418 shares of Common Stock in market transactions during the months of  February 2017 and May 2017.  Accordingly, BOP will be required to return 113,418 shares of Common Stock to the lender of such shares.

In addition to the 172,540 shares of Common Stock reported herein as beneficially owned by Basswood Opportunity Fund, Inc. (“BOFI”), BOFI established a short position of 14,102 shares of Common Stock by borrowing and selling 14,102 shares of Common Stock in market transactions during the month of  February 2017.  Accordingly, BOFI will be required to return 14,102 shares of Common Stock to the lender of such shares.

In addition to the 953,147 shares of Common Stock reported herein as beneficially owned by Basswood Enhanced Long Short Fund, LP  (“BELSF”), BELSF established a short position of 19,651 shares of Common Stock by borrowing and selling 19,651 shares of Common Stock in market transactions during the month of  February 2017.  Accordingly, BELSF will be required to return 19,651 shares of Common Stock to the lender of such shares.

In addition to the 205,397 shares of Common Stock reported herein as beneficially owned by Basswood Financial Fund, LP  (“BFF”), BFF established a short position of 49,453 shares of Common Stock by borrowing and selling 49,453 shares of Common Stock in market transactions during the months of  February 2017 and May 2017.  Accordingly, BFF will be required to return 49,453 shares of Common Stock to the lender of such shares.

In addition to the 99,792 shares of Common Stock reported herein as beneficially owned by Basswood Financial Fund, Inc.  (“BFFI”), BFFI established a short position of 1,383 shares of Common Stock by borrowing and selling 1,383 shares of Common Stock in market transactions during the month of  February 2017.  Accordingly, BFFI will be required to return 1,383 shares of Common Stock to the lender of such shares.
In addition to the 36,703 shares of Common Stock reported herein as beneficially owned by Basswood Financial Long Only Fund, LP  (“BFLOF”), BFLOF established a short position of 61 shares of Common Stock by borrowing and selling 61 shares of Common Stock in market transactions during the month of  February 2017.  Accordingly, BFLOF will be required to return 61 shares of Common Stock to the lender of such shares.
Item 7.  Material to be filed as Exhibits.

1.	Exhibit 99.1 – Joint Filing Agreement, dated as of March 21, 2016, incorporated by reference to Exhibit 99.1 to Schedule 13D filed March 21, 2016.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2017	BASSWOOD CAPITAL MANAGEMENT, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: May 31, 2017	BASSWOOD PARTNERS, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: May 31, 2017	BASSWOOD ENHANCED LONG SHORT GP, LLC

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: May 31, 2017	BASSWOOD ENHANCED LONG SHORT FUND, LP
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: May 31, 2017	BASSWOOD FINANCIAL FUND, LP
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: May 31, 2017	BASSWOOD FINANCIAL LONG ONLY FUND, LP
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: May 31, 2017	BASSWOOD FINANCIAL FUND, INC.
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: May 31, 2017	BASSWOOD OPPORTUNITY PARTNERS, LP
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: May 31, 2017	BASSWOOD OPPORTUNITY FUND INC.
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: May 31, 2017	/s/ Matthew Lindenbaum
Matthew Lindenbaum

Dated: May 31, 2017	/s/ Bennett Lindenbaum
Bennett Lindenbaum

Annex I

Fund	Trade Date	Shares Purchased (Sold)	Price
Basswood Financial Fund, LP	3/30/2017	3,005	23.45
Basswood Financial Fund, LP	3/30/2017	70	23.45
Basswood Financial Fund, LP	3/30/2017	1,201	23.45
Basswood Financial Fund, LP	3/30/2017	157	23.45
Basswood Financial Fund, LP	3/30/2017	1,658	23.45
Basswood Financial Fund, LP	3/30/2017	(1,658)	23.45
Basswood Financial Fund, LP	3/30/2017	(3,075)	23.45
Basswood Financial Fund, LP	3/30/2017	(1,358)	23.45
Basswood Financial Fund, Inc.	4/3/2017	19,314	23.91
Basswood Financial Long Only Fund, LP	4/3/2017	3,072	23.91
Basswood Financial Fund, LP	4/3/2017	(1,163)	23.91
Basswood Financial Fund, LP	4/3/2017	(258)	23.91
Basswood Financial Fund, LP	4/3/2017	(2,100)	23.91
Basswood Financial Fund, LP	4/3/2017	(1,887)	23.91
Basswood Financial Fund, LP	4/3/2017	(1,648)	23.91
Basswood Financial Fund, LP	4/3/2017	(15,330)	23.91
Basswood Financial Fund, Inc.	5/24/2017	13,535	22.98
Basswood Financial Long Only Fund, LP	5/24/2017	135	22.98
Basswood Capital Management - Managed Account	5/24/2017	21,639	22.98
Basswood Financial Long Only Fund, LP	5/24/2017	(871)	22.90
Basswood Financial Long Only Fund, LP	5/24/2017	(461)	22.90
Basswood Financial Fund, Inc.	5/24/2017	(105)	22.90

Basswood Capital Management - Managed Account	5/24/2017	(6,784)	22.90
Basswood Capital Management - Managed Account	5/24/2017	(8,678)	22.90
Basswood Capital Management - Managed Account	5/24/2017	(3,817)	22.90
Basswood Capital Management - Managed Account	5/24/2017	(1,266)	22.90
Basswood Capital Management - Managed Account	5/24/2017	(6,134)	22.90
Basswood Capital Management - Managed Account	5/24/2017	(9,791)	22.90
Basswood Financial Fund, LP	5/24/2017	(5,805)	22.90
Basswood Opportunity Partners, LP	5/24/2017	(6,132)	22.90
Basswood Capital Management - Managed Account	5/26/2017	21,699	22.79